DSM Press Release

DSM, Corporate Communications,
[redacted]n, The Netherlands
[redacted]x (31) 45 5740680
:om

DSM

Heerlen (NL), 14 September 2007

DSM starts initiative to extend its material portfolio for the orthopedic industry

Royal DSM N.V. today announces the start of an initiative to enter the market of ultra high molecular weight polyethylene (UHMWPE) for use in total joint arthroplasty and other medical devices. In the coming years DSM Biomedical will make significant investments in a research and development program focused on UHMWPE grades with optimized material properties, specifically aimed at currently unmet clinical needs in this orthopedic segment. This strategic material development links on to DSM's activities in the Biomedical Emerging Business Area, which is an important element of DSM's strategy *Vision 2010 – Building on Strengths.*

In the medical industry UHMWPE is used as a bearing material for joint arthroplasty. The material is applied in for example artificial hips, knees, as well as in shoulders, elbows, wrists, ankles and spinal disks. These devices require bearing materials that are strong, have a high resistance against abrasion and are of the highest purity levels, necessary for the application inside human bodies. As a result of the aging population and other demographic factors such as growing obesity problems, the market for orthopedic devices including artificial joints is one of the fastest growing segments in the industry. DSM is already active in the orthopedic market with Dyneema Purity®, a fiber technology which was developed specially to obtain the required highest levels of quality and purity in medical applications, such as orthopedic implants.

Although DSM currently already is one of the major suppliers of Ultra High Molecular Weight Polyethylene, supplied under the trade name Stamylan® UH, DSM's UHMWPE is not applied in arthroplasty applications yet. "*Our experience in the orthopedic market together with our position as a leading supplier of UHMWPE and our R&D competences in materials science give DSM an ideal starting point to develop dedicated materials for various demanding applications in this growing segment,*" says Steve Hartig, Vice President of DSM Biomedical. "*This development is in line with our strategic intent to develop a portfolio of biomedical products with which we can address the medical needs of the future.*"

About DSM Biomedical

To meet the upcoming needs of the medical and biotech industries, DSM Biomedical builds on the expertise and strengths of DSM in polymers, coating technology, materials science and life sciences. DSM's current biomedical portfolio includes hydrophilic coating technology for catheters, guidewires and stent delivery systems and Dyneema Purity®, a specially developed, high performance polyethylene fiber technology, which has been developed specifically for use in medical applications, such as orthopedic implants. Furthermore DSM Biomedical is focusing on developing materials and systems around implantable devices for the musculoskeletal and vascular systems and drug delivery devices in musculoskeletal, vascular and ophthalmic application areas. Through DSM Venturing, DSM Biomedical has equity stakes in several companies focusing on key areas of the biomedical market. These include Oxford Performance Materials Inc. (OPM) and Xylos Corporation (Xylos). OPM develops and commercializes

implantable grades of polyether ketone ketone (PEKK), a polymer which belongs to a family of engineering plastics whose mechanical properties are much closer to the properties of human bones than those of the metals that are often used in bone replacements. Xylos is a medical device company dedicated to delivering superior biomaterials solutions for the treatment, repair and replacement of human tissue. Based on its proprietary and versatile biocellulose technology, Xylos is developing a series of innovative products for musculoskeletal repair that eliminate the risks and limitations associated with human and animal-derived materials. For more information, visit www.dsmbiomedical.com.

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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